

TENNESSEE Commerce Bancorp, Inc.®

Thank you to our shareholders
for your confidence and investment
in our business banking concept.

Tennessee Commerce Bancorp, Inc.
posted record results through
the first nine months of 2005.
Net Income +90%
Net Loans +58%
Deposits +54%

Tennessee Commerce Bancorp, Inc.
is now traded on the NASDAQ OTC
market under the stock symbol:

TNCC

Tennessee Commerce Bancorp, Inc.
381 Mallory Station Road
Franklin, Tennessee 37067
615·599·2274
www.tncommercebank.com

THIS NOTICE IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.